Exhibit 21.1

Subsidiaries of Pinnacle Foods Finance LLC

Name	Jurisdiction of Incorporation or Formation
Avian Holdings LLC	Delaware

BEMSA Holding, Inc.	Delaware

Birds Eye Foods, Inc.	Delaware

Birds Eye Foods LLC	Delaware

Curtice Burns Foods of Canada Limited	Ontario, Canada

GLK Holdings, Inc.	Delaware

GLK, LLC	New York

Kennedy Endeavors, Incorporated	Washington

Pinnacle Foods Canada Corporation	Ontario, Canada

Pinnacle Foods Finance Corp.	Delaware

Pinnacle Foods Group LLC	Delaware

Pinnacle Foods International Corp.	Delaware

Rochester Holdco LLC	Delaware

Seasonal Employers, Inc.	New York